ASSIGNMENT OF LEASES AND PERMITS

Evans Coal Corporation, 10853 South Highway 25E, Flat Lick, Kentucky 40935, hereinafter called "ECC", hereby agrees to assign it's leases on approximately 1,503 acres and another adjoining tract of approximately 300 acres located in Cardinal, Kentucky to Americas Energy Company, Inc., hereinafter called "AEC" under the following terms and conditions:

Simultaneous with the signing of this ASSIGNMENT, ECC will provide AEC with copies of all leases, maps, drill records and permits covered under this ASSIGNMENT.

AEC shall have five (5) business days to inspect said copies and records. If AEC deems copies and records tentatively acceptable, AEC shall immediately deposit with a mutually agreeable escrow attorney the sum of Twenty Five Thousand Dollars ($25,000.00). AEC shall prepare mutually agreeable assignment documents with all needed Exhibits within ten (10) days and upon signing, shall release escrow funds to ECC and pay and additional Seventy Five Thousand Dollars ($75,000.00) to ECC.

ECC's leases currently provide for a six per cent (6%) royalty to be paid the land owner of the leased properties. AEC shall pay an additional two per cent (2%) royalty override to ECC for all coal mined on said leased properties. ECC has a long standing and unique knowledge of the leased properties and agrees to assist AEC in the proper planning and mining of said properties.

ECC currently has approximately One Million Two Hundred Thousand Dollars ($1,200,000.00) in reclamation bonds on approximately forty one permitted acres of surface and two permitted underground mines. ECC warrants that it is not in violation on any of the three permits and will assist AEC in the replacement or assignment of these bonds into AEC bonds. AEC will pay all costs associated with the replacement or assignment of these bonds.

AEC will begin no actual mining on a permit until all ECC bonds on said permit have been replaced or assigned.

Short forms of this ASSIGNMENT may be recorded at the Bell County, Kentucky courthouse.

AGREED TO this 17th day of July, 2009.

EVANS COAL CORPORATION

[signature]

By: A. Y. Evans, President

EARNEST MONEY PAID VIA Check # 11005 - $25,000.00

AMERICAS ENERGY COMPANY, INC.

[signature]

By: Chris Headrick, CEO